UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2006

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                       CON-WAY RETIREMENT SAVINGS PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Con-way Retirement Savings Plan

June 27, 2007                /s/ Mark C. Thickpenny
                             ----------------------------
                             Mark C. Thickpenny
                             Chairman, Con-way Inc.
                             Administrative Committee






                       CON-WAY RETIREMENT SAVINGS PLAN
                 (Formerly the CNF Inc. Thrift and Stock Plan)

                      Financial Statements and Schedule

                         December 31, 2006 and 2005

   (With Report of Independent Registered Public Accounting Firm Thereon)













                       CON-WAY RETIREMENT SAVINGS PLAN



                 Index to Financial Statements and Schedule



                                                                    Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements:

  Statements of Net Assets Available for Benefits -
    December 31, 2006 and 2005                                         2

  Statement of Changes in Net Assets Available for Benefits -
    Year Ended December 31, 2006                                       3

Notes to Financial Statements                                          4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as
    of December 31, 2006                                              13
























           Report of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:


We have audited the accompanying statements of net assets available for benefits of the Con-way Retirement Savings Plan (formerly the CNF Inc. Thrift and Stock Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ KPMG LLP



Portland, Oregon
June 27, 2007







                                                                  CON-WAY RETIREMENT SAVINGS PLAN
                                                          Statements of Net Assets Available for Benefits



                                                                           December 31,
                                --------------------------------------------------------------------------------------------------
                                                      2006                                              2005
                                ------------------------------------------------   -----------------------------------------------
                                   Invested        Unallocated        Total           Invested       Unallocated         Total
                                --------------   --------------   --------------   --------------  --------------   --------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies         $ 522,251,988    $          -     $ 522,251,988    $ 432,118,708   $          -     $ 432,118,708
  Common trust funds              184,357,490               -       184,357,490      172,426,214              -       172,426,214
  Con-way Common Stock            109,977,740               -       109,977,740      148,397,087              -       148,397,087
  Con-way Preferred Stock          86,702,686       52,751,639      139,454,325       92,455,475      75,214,555      167,670,030
 Investments, at cost:
  Participant loans                54,738,168               -        54,738,168       50,780,054              -        50,780,054
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total investments              958,028,072       52,751,639    1,010,779,711      896,177,538      75,214,555      971,392,093
                                --------------   --------------   --------------   --------------  --------------   --------------
 Net assets held in 401(h)
  account (notes 3 and 8)          22,905,747               -        22,905,747       17,849,515              -        17,849,515
                                --------------   --------------   --------------   --------------  --------------   --------------

 Contributions receivable:
  Participants                      2,371,244               -         2,371,244        1,141,711              -         1,141,711
  Con-way                           2,800,627               -         2,800,627        2,763,154              -         2,763,154
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total contributions
    receivable                      5,171,871               -         5,171,871        3,904,865              -         3,904,865
                                --------------   --------------   --------------   --------------  --------------   --------------
  Due from Con-way Preferred
    Stock Fund - Unallocated        5,398,334               -         5,398,334        5,854,216              -         5,854,216
  Dividend receivable                      -         4,027,226        4,027,226               -        4,309,958        4,309,958
  Cash                                328,540               -           328,540          247,816              -           247,816
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total assets                   991,832,564       56,778,865    1,048,611,429      924,033,950      79,524,513    1,003,558,463
                                --------------   --------------   --------------   --------------  --------------   --------------

Liabilities:
 Notes payable (note 5)                    -       (62,000,000)     (62,000,000)              -      (77,000,000)     (77,000,000)
 Accrued interest payable                  -        (2,648,150)      (2,648,150)              -       (3,098,150)      (3,098,150)
 Due to Con-way (note 1)                   -        (1,379,076)      (1,379,076)              -       (1,211,808)      (1,211,808)
 Due to Con-way Preferred Stock
  Fund - Allocated                         -        (5,398,334)      (5,398,334)              -       (5,854,216)      (5,854,216)
 Amounts related to
  obligation of 401(h)
  account (notes 3 and 8)         (22,905,747)              -       (22,905,747)     (17,849,515)             -       (17,849,515)
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total liabilities              (22,905,747)     (71,425,560)     (94,331,307)     (17,849,515)    (87,164,174)    (105,013,689)
                                --------------   --------------   --------------   --------------  --------------   --------------
Net assets available for
    benefits                    $ 968,926,817    $ (14,646,695)   $ 954,280,122    $ 906,184,435   $  (7,639,661)   $ 898,544,774
                                ==============   ==============   ==============   ==============  ==============   ==============

                                                   See accompanying notes to financial statements.



                                          CON-WAY RETIREMENT SAVINGS PLAN
                            Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2006


                                                       Invested         Unallocated           Total
                                                    --------------     --------------    --------------
Additions:
 Participant contributions                          $  68,408,988      $          -      $  68,408,988
 Con-way contributions (note 1)                        10,491,309         12,122,685        22,613,994
 Rollover contributions                                 2,375,078                 -          2,375,078
 Allocation of preferred shares
  to RSP participants                                  14,962,790                 -         14,962,790
 Dividend and interest income                           8,340,118          8,173,615        16,513,733
 Net appreciation (depreciation) in fair
  value of investments (Note 4)                        29,566,419         (6,964,034)       22,602,385
                                                    --------------     --------------    --------------
    Total additions                                   134,144,702         13,332,266       147,476,968
                                                    --------------     --------------    --------------

Deductions:
  Distributions to participants                       (71,402,320)                -        (71,402,320)
  Allocation of preferred shares
   to RSP participants                                         -         (14,962,790)      (14,962,790)
  Allocation of preferred shares
   to Con-way 401(k) Plan participants                         -             (80,210)          (80,210)
  Interest expense                                             -          (5,296,300)       (5,296,300)
                                                    --------------     --------------    --------------
    Total deductions                                  (71,402,320)       (20,339,300)      (91,741,620)
                                                    --------------     --------------    --------------
    Net increase (decrease)                            62,742,382         (7,007,034)       55,735,348

Net assets available for
 benefits, December 31, 2005                          906,184,435         (7,639,661)      898,544,774
                                                    --------------     --------------    --------------
Net assets available for
 benefits, December 31, 2006                        $ 968,926,817      $ (14,646,695)    $ 954,280,122
                                                    ==============     ==============    ==============




                                   See accompanying notes to financial statements.









                       CON-WAY RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                         December 31, 2006 and 2005





(1) Description of Plan

    The   following  description  of  the  Con-way  Retirement  Savings  Plan
    (the Plan or RSP), formerly the CNF Inc. Thrift and Stock Plan, is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Handbook or the Plan document for more complete information.

    The term "Con-way" or "Company" refers to Con-way Inc., formerly CNF Inc., and subsidiaries. In April 2006, shareholders approved management's proposal to change the Company's name to Con-way Inc. from CNF Inc.

    (a) General

       The Con-way sponsored Plan provides eligible employees the opportunity to save for their retirement through the Plan's profit-sharing, salary-deferral and stock-ownership features. The plan also provides medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

       The  Plan  is  intended  to  qualify  as  a  profit-sharing plan under
       Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts (collectively known as the Trust).

       In September 2000, the pilots of Emery Worldwide Airlines ceased participation in the Plan and their elective deferrals began being contributed to the Con-way 401(k) Plan, formerly the Menlo Worldwide Forwarding Inc. Savings Plan (MWF Savings Plan). The pilots' vested balances in the Plan were transferred to the Con-way 401(k) Plan in December 2000. The transferred Con-way 401(k) Plan participant accounts will continue to be allocated additional shares of Con-way's Series B Cumulative Convertible Preferred Stock (Preferred Stock) as a substitute for Preferred Stock cash dividends used for debt service, as described below.

       In 2002, Con-way designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

    (b) Amendments

       In August 2006, the plan name was changed from the CNF Inc. Thrift and Stock Plan to the Con-way Retirement Savings Plan.

       In October 2006, Con-way's Board of Directors approved changes to the Plan, which expand benefits earned. The changes were effective January 1, 2007, and are more fully discussed in note 9, Subsequent Event.

    (c) Eligibility

       An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (d) Contributions

       Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Con-way makes matching contributions equal to 50% of participants' contributions, but generally not exceeding 1.5% of participants' eligible compensation. Con-way matching contributions are in the form of allocations of Preferred Stock and open-market purchases of Con-way Common Stock (Common Stock) from cash contributions by Con-way.

       Cash dividends on the Preferred Stock are used for debt service on the notes payable (see note 5). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. For the year ended December 31, 2006, annual interest requirements were less than annual Preferred Stock cash dividends received by the Plan.

       As reported in the Statement of Changes in Net Assets Available for Benefits, Preferred Stock was allocated to RSP and Con-way 401(k) Plan participants at a fair value of $14,962,790 and $80,210, respectively. In 2006, the total allocation to the RSP and Con-way 401(k) Plan participants consisted of the following:

       Con-way match of Preferred Stock                          $  7,223,635
       Additional Preferred Stock allocated to participants
         as a substitute for cash dividends used for
         debt service                                               7,819,365
                                                                  ------------
                Total allocations to participants                $ 15,043,000
                                                                  ============


       In addition to its match of Preferred and Common Stock, Con-way made contributions to the Plan for repayment of the notes payable described in note 5. In 2006, principal payments consisted of the following:

       Con-way cash contributions                                $ 12,122,685
       Con-way Preferred Stock cash dividends in excess of
         interest on the notes payable                              2,877,315
                                                                  ------------
                Total principal payments                         $ 15,000,000
                                                                  ============


       At December 31, 2006 and 2005, the Preferred Stock cash dividend payable in excess of interest payable on the RSP notes is reported in the Statements of Net Assets Available for Benefits as amounts Due to Con-way of $1,379,076 and $1,211,808, respectively.

    (e) Participant Accounts

       The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. Con-way's matching contributions are deposited into the Con-way Preferred Stock Fund - Allocated and the Con-way Common Stock Fund. As with balances in other invested funds, participants may transfer Con-way's matching contributions to investments other than Con-way equity.

       Allocations of Con-way's matching contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

    (f) Vesting

       Participants' contributions plus earnings thereon vest immediately. Con-way's matching contributions generally vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the matching contributions are forfeited. Forfeited shares of Common and Preferred Stock are used to reduce future Con-way contributions. At December 31, 2006 and 2005, forfeitures totaling $213,224 and $162,998, respectively, were available to reduce future contributions.

    (g) Participant Loans

       The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2006 bear interest at rates ranging from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

    (h) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding matching contributions received after January 1, 2002, provided they qualify for benefits under Con-way's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that
       (1) participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.

    (i) Plan Termination

       Although Con-way has no current intention of terminating the Plan, it may do so at any time by resolution of the board of directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2006 and 2005, except for (1) participant loans outstanding that are valued at cost, which approximates fair value, and (2) Con-way Preferred Stock, which does not have a quoted market value and is stated at fair value, as determined by an annual independent appraisal.

       The notes payable of $62,000,000 and $77,000,000 at December 31, 2006 and 2005, respectively, in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2006 and 2005 was approximately $66,000,000 and $83,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

    (c) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

    (d) Income Recognition

       The annual change in market value, including realized gains and losses, is reported in net appreciation (depreciation) in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2006, all administrative expenses of the Plan were paid by Con-way.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

    (h) Reclassification

       Certain amounts in the prior-period financial statements have been reclassified to conform to the current-period presentation.

(3) Retiree Health Savings Account

    Effective January 1, 2002, the Plan was amended to include a medical benefit that funds a portion of the postretirement obligation for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical benefit (the 401(h) account). In accordance with Code Section 401(h), the Plan's investments in the 401(h) account may not be used for, or diverted to, any other purpose
    other   than   providing   health  benefits  for   retirees   and   their
    beneficiaries. Plan participants do not contribute to the 401(h) account and do not direct the investment choices. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.

    Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except for allocations to participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited at an annual rate equal to the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant's death or termination of employment prior to retirement eligibility.

(4) Investments

    The following investments represent 5% or more of the Plan's net assets.

                                                            December 31,
                                                     -------------------------
                                                          2006        2005
                                                     ------------ ------------
  Shares in registered investment companies:
   T. Rowe Price Growth Stock Fund, 3,999,518 and
     4,203,011 shares, respectively                  $126,504,740 $119,365,513
   T. Rowe Price Equity Income Fund, 3,597,874 and
     3,643,492 shares, respectively                   106,317,172   94,439,308
   T. Rowe Price Science and Technology Fund,
     3,350,817 and 3,845,826 shares, respectively      70,233,128   75,262,820
  Common trust funds:
   T. Rowe Price U.S. Treasury Money Market Trust,
     87,698,616 and 82,352,262 shares, respectively    87,698,616   82,352,262
   T. Rowe Price Retirement Strategy Trust-Balanced,
     1,675,288 and 1,745,491 shares, respectively      48,700,635   45,417,666
  *Participant loans                                   54,738,168   50,780,054
  Con-way equity:
   Con-way Common Stock, 2,497,224 and
     2,655,163 shares, respectively                   109,977,740  148,397,087
   Con-way Preferred Stock - Allocated, 373,059
     and 351,368 shares, respectively                  86,702,686   92,455,475
   *Con-way Preferred Stock - Unallocated, 226,977
     and 285,846 shares, respectively                  52,751,639   75,214,555

     *Nonparticipant-directed


    During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

    Shares in registered investment companies                    $ 61,783,882
    Common trust funds                                             10,586,550
    Con-way Common Stock                                          (30,479,676)
    Con-way Preferred Stock                                       (19,288,371)
                                                                  ------------
                                                                 $ 22,602,385
                                                                  ============



    In May 1989, the Plan purchased 986,259 shares of Preferred Stock for $150,009,863 using proceeds from the debt described in note 5. The Preferred Stock can only be issued to and held by the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participant accounts with the remainder used to satisfy a portion of Con-way's matching contribution requirement. In connection with a participant's account distribution, the Preferred Stock is converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

    At December 31, 2006, outstanding Preferred Stock of 603,816 shares consisted of 400,067 allocated shares and 203,749 unallocated shares. Allocated shares at December 31, 2006 included 396,287 shares allocated to RSP participant accounts and 3,780 shares allocated to Con-way 401(k) Plan participant accounts. At December 31, 2005, outstanding Preferred Stock of 641,359 shares consisted of 377,762 allocated shares and 263,597 unallocated shares. Allocated shares at December 31, 2005 included 373,616 shares allocated to RSP participant accounts and 4,146 shares allocated to Con-way 401(k) Plan participant accounts. Unallocated shares at December 31, 2006 and 2005 were pledged as collateral against the Plan Notes, as described below. Preferred Stock of 23,228 and 22,248 shares were allocated to participant accounts after December 31, 2006 and 2005, respectively, but related to participant activity for the years ended December 31, 2006 and 2005, respectively. Accordingly, the fair value of this Preferred Stock is accrued as Due from (Due to) the Con-way Preferred Stock Fund - Unallocated (Con-way Preferred Stock Fund - Unallocated) to reflect the accrued allocation between funds.

(5) Notes Payable

    In July 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The proceeds from the sale of the original Plan Notes were used to repay a $150,000,000 bridge loan from Con-way to the Plan that had financed the purchase of the Preferred Stock.

    Con-way guarantees the Plan Notes. As of December 31, 2006, there was $62,000,000 aggregate principal amount of Series B Plan Notes outstanding, bearing interest at an annual rate of 8.54% and maturing on January 1, 2009.

    Holders of the Series B Plan Notes have the right to require Con-way to repurchase those notes if, among other things, both Moody's and Standard & Poor's have publicly rated Con-way's long-term senior debt at less than investment grade unless, within 45 days, Con-way shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter. At December 31, 2006, Con-way's senior long-term debt was rated as investment grade by both Moody's (Baa3) and Standard & Poor's (BBB).

    The interest expense on the Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances, including some changes in applicable tax laws. For the year ended December 31, 2006, the Plan made a principal payment of $15,000,000 to fully repay the Series A Plan Notes.

    Future maturities of the Series B Plan Notes to be paid from excess Preferred Stock cash dividends and/or additional cash contributions from Con-way are $18,600,000 in 2007, $20,700,000 in 2008, and $22,700,000 in
    2009.

(6) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(7) Related-Party Transactions

    Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(8) Reconciliation to Form 5500

    The following is a reconciliation of net assets available for plan benefits.

                                                            December 31,
                                                     -------------------------
                                                         2006         2005
                                                     ------------ ------------
    Net assets available for benefits -
      financial statements                           $954,280,122 $898,544,774
    Net assets held in 401(h) account included
      as assets in Form 5500:
        Employer contribution receivable                4,746,448    4,121,029
        Shares in registered investment companies      18,159,299   13,728,486
                                                     ------------ ------------
             Net assets available for benefits -
               Form 5500                             $977,185,869 $916,394,289
                                                     ============ ============



    The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.

    The following are reconciliations of the changes in net assets available for plan benefits:

                                                       Retiree
                                                       Health
                                                       Savings
                                                       Account
                                          Financial    (401(h)
                                         statements    Account)     Form 5500
                                        ------------ ------------ ------------
    Year Ended December 31, 2006:
      Net appreciation in fair
        value of investments            $ 22,602,385 $    663,074 $ 23,265,459
      Dividend and interest income        16,513,733           -    16,513,733
      Con-way contributions               22,613,994    4,746,448   27,360,442
      Distributions to participants      (71,402,320)    (353,290) (71,755,610)



(9) Subsequent Event

    Con-way's Board of Directors approved changes to the RSP Plan, which were effective January 1, 2007. The following provisions were made:

    - Con-way's discretionary matching contributions to participants' accounts increased to 50% of the first 6 percent of the participants' eligible compensation from 50% of the first 3 percent of the participants' eligible compensation.
    - In addition to the matching contribution, Con-way makes a new basic contribution to participant accounts of all eligible participants that will equal 3 to 5 percent of the participants' eligible compensation, depending on years of service, with the size of the contribution increasing (up to the maximum 5% contribution) as years of service increase. The contribution is made quarterly in every succeeding year of employment and vests immediately.
    - In addition to the matching contribution and the basic contribution, Con-way makes a new transition contribution to the accounts of qualifying participants that equals 1 to 3 percent of the participants' eligible compensation, depending on the participants' combined age and years of service as of December 31, 2006. The contribution is made quarterly in every succeeding year of employment and vests immediately.



                                                                     Schedule I
                            CON-WAY RETIREMENT SAVINGS PLAN
                                    EIN 94-1444798
                                     Plan No. 003
               Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                  December 31, 2006


   Identity
   of issue
   borrower,          Description of investment
    lessor             including maturity date,
  or similar        rate of interest, collateral,                     Current
    party               par or maturity value            Cost          value
---------------   ---------------------------------  ------------  ------------
                  Shares in registered
                   investment companies:

*T. Rowe Price      Growth Stock Fund
                     (3,999,517.546 shares)          $105,377,735  $126,504,740
*T. Rowe Price      Equity Income Fund
                     (3,597,873.835 shares)            87,326,878   106,317,172
*T. Rowe Price      Science and Technology Fund
                     (3,350,817.195 shares)            81,335,919    70,233,128
 Dodge & Cox        Dodge & Cox International Stock
                     Fund (1,072,601.002 shares)       42,078,083    46,829,760
*T. Rowe Price      Small-Cap Stock Fund
                     (903,696.844 shares)              26,936,547    30,933,543
Allianz Global      PIMCO Total Return Fund
 Investors           (3,327,658.209 shares)            35,349,332    34,541,092
J.P. Morgan         Undiscovered Managers
 Investment         Small Cap Growth Fund
 Management, Inc     (596,149.907 shares)               5,689,288     6,152,267
*T. Rowe Price      Retirement Income Fund
                     (121,383.352 shares)               1,491,334     1,593,763
*T. Rowe Price      Retirement 2005 Fund
                     (143,894.111 shares)               1,568,329     1,670,611
*T. Rowe Price      Retirement 2010 Fund
                     (1,025,331.774 shares)            15,233,248    16,272,015
*T. Rowe Price      Retirement 2015 Fund
                     (1,450,813.725 shares)            16,536,561    17,946,566
*T. Rowe Price      Retirement 2020 Fund
                     (1,521,756.614 shares)            24,169,832    26,402,477
*T. Rowe Price      Retirement 2025 Fund
                     (1,017,591.280 shares)            11,950,043    13,086,224
*T. Rowe Price      Retirement 2030 Fund
                     (714,116.018 shares)              12,180,791    13,275,417
*T. Rowe Price      Retirement 2035 Fund
                     (324,384.316 shares)               3,908,161     4,272,141
*T. Rowe Price      Retirement 2040 Fund
                     (252,772.670 shares)               4,358,224     4,739,488
*T. Rowe Price      Retirement 2045 Fund
                     (119,772.348 shares)               1,389,555     1,481,584

                  Common trust funds:
*T. Rowe Price      Equity Index Trust
                     (838,266.409 shares)              26,490,957    34,704,229
*T. Rowe Price      Bond Index Trust
                     (566,410.695 shares)              11,587,827    13,254,010
*T. Rowe Price      U.S. Treasury Money
                    Market Trust
                     (87,698,615.520 shares)           87,698,616    87,698,616
*T. Rowe Price      Retirement Strategy
                    Trust-Balanced
                     (1,675,288.433 shares)            36,449,431    48,700,635

                  Common stock:
*Con-way Inc.       Con-way Common Stock
                     (2,497,223.890 shares)            89,380,602   109,977,740

                  Preferred stock:
*Con-way Inc.       Con-way Preferred
                    Stock - Allocated
                     (373,059.190 shares)              56,726,728    86,702,686
*Con-way Inc.       Con-way Preferred
                    Stock - Unallocated
                     (226,976.632 shares)              34,523,146    52,751,639

                  Participant loans:
*Plan
 Participants       Participant loans with interest
                     from 5.00% to 10.50% and
                     maturity dates from 2007 to 2011          -     54,738,168
                                                                 --------------
                                                                  1,010,779,711

                  Investments held in 401(h) account:
Allianz Global      PIMCO Total Return Fund
 Investors           (1,749,450.798 shares)            18,695,181    18,159,299
                                                                 --------------
                                                                 $1,028,939,010
                                                                 ==============

*Represents a party-in-interest as of December 31, 2006.

Note:  Cost is calculated using the moving-average method.


     See accompanying report of independent registered public accounting firm.